

Mail Stop 3720

August 28, 2017

John Abbot
Chief Financial Officer
Cumulus Media Inc.
3280 Peachtree Road, NW Suite 2300
Atlanta, GA 30305

> **Re:** **Cumulus Media Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Response Dated August 14, 2017**
> **File No. 000-24525**

Dear Mr. Abbot:

We have reviewed your response to our comment letter and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

1.	We note your response to comment 1. As previously requested, please expand your disclosure to discuss (i) your expectation regarding the future operating results, (ii) the reasons why the Company reduced its forecasted revenue and probability, and (iii) whether the decrease is a known trend it expects to continue in the future. In this regard, we note that your Form 10-Q for the quarter ended June 30, 2017 does not include your proposed disclosure included in the last two paragraphs of your response.

You may contact Christie Wong, Staff Accountant, at (202)-551-3684 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney Advisor, at (202) 551-7951, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications